Exhibit 99.6

Sprott Physical Gold and Silver Trust

Report to Unitholders
December 31, 2019

Management Report on Fund Performance	3

Financial Statements	7

The management report of fund performance is an analysis and explanation that is designed to complement and supplement an investment fund’s financial statements. This report contains financial highlights but does not contain the complete financial statements of the investment fund. A copy of the financial statements has been included separately within the Report to Unitholders. You can also get a copy of the financial statements at your request, and at no cost, by calling 1-866-299-9906, by visiting our website at www.sprottphysicalbullion.com or SEDAR at www.sedar.com or by writing to us at: Sprott Asset Management LP, Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, P.O. Box 26, Toronto, Ontario M5J 2J1.

Sprott Physical Gold and Silver Trust	December 31, 2019

Management Report of Fund Performance (in U.S. dollars)

Investment Objective and Strategies

Sprott Physical Gold and Silver Trust (the “Trust”) is a closed-end mutual fund trust established on October 26, 2017 under the laws of the Province of Ontario, Canada. The Trust was created to invest and hold substantially all of its assets in physical gold and silver bullion and seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical bullion without the inconvenience that is typical of a direct investment. The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical gold and silver bullion and does not speculate with regard to short-term changes in bullion prices.

Recent Developments

On January 16, 2018, Sprott Inc. successfully completed the acquisition of the common shares of Central Fund of Canada Limited ("CFCL") and the right to administer and manage CFCL's assets, resulting in the exchange CFCL's class A shares for units in the Trust.

The transaction was implemented pursuant to a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Alberta), subject to the satisfaction of customary conditions, including receipt of regulatory, securities commission and stock exchange approvals, Alberta court approval and the approval by the class A and common shareholders of CFCL on November 30, 2017.

On January 16, 2018 the Trust began trading on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “CEF” and “CEF.U”, respectively.

Risks

The risks of investing in the Trust are detailed in the Trust’s annual information form dated March 30, 2020. The principal risks associated with investing in the Trust are the price of gold and silver, the net asset value and/or the market price of the units, the purchase, transport, insurance and storage of physical bullion, liabilities of the Trust, and redemptions of units.

Results of Operations

During the year ended, the Trust issued no additional units. During that period, 92,380 units were redeemed for cash at a total cost of $1,135,000 and 20,411,096 units were redeemed for gold and silver bullion. Comparatively, for the same period in 2018, 4,000 units were redeemed for cash and 36,821,227 units were redeemed for gold and silver bullion.

For the year ended December 31, 2019, the total unrealized gain on physical gold bullion amounted to $306.6 million and the total unrealized gain on physical silver bullion amounted to $148.9 million. Compared to 2018 where the total unrealized losses on physical gold bullion amounted to $79.6 million and the total unrealized losses on physical silver bullion amounted to $116.2 million.

The value of the net assets of the Trust as of December 31, 2019 was $2,959.8 million or $15.19 per unit,  compared to $2,806.7 million or $13.03 per unit as at December 31, 2018. The Trust held 1,274,000 ounces of physical gold bullion and 57,509,964 ounces of silver bullion as of December 31, 2019, compared to 1,416,222 ounces of physical gold bullion and 64,008,996 ounces of silver bullion as of December 31, 2018. As of December 30, 2019, the spot price of physical gold bullion was $1,517.27 an ounce and the spot price of physical silver bullion was $17.85 an ounce, compared to a spot price for physical gold bullion of $1,282.45 an ounce and a spot price of physical silver bullion of $15.50 an ounce as at December 31, 2018.

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Sprott Physical Gold and Silver Trust	December 31, 2019

The Trust returned 16.5% compared to the return on spot gold and silver of 4.4% and 11.5% respectively for the period from January 1, 2019 to December 31, 2019.

The units of the Trust closed at $14.66 on the NYSE Arca and $14.69 on the TSX on December 31, 2019 and are denominated in U.S. dollars on both exchanges. During the period from January 16, 2019 to December 31, 2019, the Trust’s units traded on the NYSE Arca at an average discount to net asset value of approximately 3.6%.

Recent Developments

On March 1, 2019, the Trust entered into a sales agreement with Cantor Fitzgerald & Co. whereby the Trust may, in its sole discretion and subject to its operating and investment restrictions, offer and sell trust units through an “at the market offering” program (the “ATM Program”) in transactions on the NYSE Arca or any other existing trading market for the trust units in the United States or to or through a market maker in the United States pursuant to a registration statement filed with the U.S. Securities and Exchange Commission and a prospectus supplement to a short form base shelf prospectus filed with the Ontario Securities Commission, as principal regulator, and with each of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada. On January 29, 2020, an amendment was made in which Virtu Americas LLC became an additional agent to the sales agreement. There were no further material changes to the sales agreement. During the period from January 1, 2019 to December 31, 2019, the Trust sold no units through the ATM Program.

Operating Expenses

The Trust pays its own operating expenses, which include, but are not limited to, audit, legal, trustee fees, unitholder reporting expenses, general and administrative fees, filing and listing fees payable to applicable securities regulatory authorities and stock exchanges, storage fees for the physical gold bullion, costs incurred in connection with the Trust’s continuous disclosure public filing requirements and investor relations and any expenses associated with the Independent Review Committee of the Trust. Operating expenses for the year ended December 31, 2019  amounted to $3,179,579 (not including applicable Canadian taxes) compared to $3,873,221 for the same period in 2018. Operating expenses for the year ended December 31, 2019 amounted to 0.12% of the average net assets during the period on an annualized basis, compared to 0.12% for the same period in 2018.

Related Party Transactions

Management Fees

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.40% of the value of the net assets of the Trust (determined in accordance with the Trust’s trust agreement), plus any applicable Canadian taxes. The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month. For the year ended December 31, 2019, the Trust incurred management fees of $11,015,243 (not including applicable Canadian taxes) compared to $11,608,891 for the same period in 2018

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Sprott Physical Gold and Silver Trust	December 31, 2019

Financial Highlights

The following tables show selected key financial information about the Trust and are intended to help you understand the Trust’s financial performance for the year ended December 31, 2019.

Net assets per unit1

	December 31,	December 31,
	2019	2018
	$	$
Net assets per unit, beginning of year	13.03	10.00
Increase from acquisition of CFCL	–	4.03
Increase from operations[2]:
Total revenue	–	–
Total expenses	(0.10)	(0.10)
Realized losses for the year	(0.08)	(0.17)
Unrealized gains (losses) for the year	2.32	(0.84)
Total increase (decrease) from operations	2.14	(1.11)
Net assets per unit, end of year	15.19	13.03

1	This information is derived from the Trust’s financial statements.
2

Net assets per unit is calculated based on the actual number of units outstanding at the relevant time. The increase/decrease from operations is based on the weighted average number of units outstanding over the year shown. This table is not intended to be a reconciliation of the beginning to ending net assets per unit.

Ratios and Supplemental Data

	December 31,	December 31,	December 31,
	2019	2018	2017
Total net asset value (000’s)[1]	$2,959,783	$2,806,717	$–
Number of Units outstanding[1]	194,827,300	215,330,776	1
Management expense ratio[2]	0.53%	0.62%	–
Trading expense ratio[3]	1.67%	0.02%	Nil
Portfolio turnover rate[4]	–	–	–
Net asset value per Unit	$15.19	$13.03	$10.00
Closing market price – NYSE Arca	$14.66	$12.54	$–
Closing market price – TSX	$14.69	$12.53	$–

1	This information is provided as at the date shown, as applicable.
2

Management expense ratio (“MER”) is based on total expenses (including applicable Canadian taxes and excluding commissions and other portfolio transaction costs) for the stated year and is expressed as annualized percentages of daily average net asset value during the period.

3

The trading expense ratio represents total commissions and other portfolio transaction costs expressed as an annualized percentage of daily average net asset value during the period shown. Since there are no direct trading costs associated with physical bullion trades, the trading expense ratio is nil.

4

The Trust’s portfolio turnover rate indicates how actively the Trust’s portfolio adviser trades its portfolio investments. A portfolio turnover rate of 100% is equivalent to the Trust buying and selling all of the securities in its portfolio once in the course of the year. The higher the Trust’s portfolio turnover rate in a year, the greater the chance of an investor receiving taxable capital gains in the year. There is not necessarily a relationship between a high turnover rate and the performance of the Trust.

Past Performance

The indicated rates of return are the historical total returns including changes in unit values and assume reinvestment of all distributions in additional units of the Trust. These returns do not take into account sales, redemption, distribution or optional charges or income taxes payable by any unitholder that may reduce returns. Please note that past performance is not indicative of future performance. All rates of returns are calculated based on the Net Asset Value of the units of the Trust.

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Sprott Physical Gold and Silver Trust	December 31, 2019

Summary of Investment Portfolio

As of December 31, 2019

					% of
		Fair Value		Fair	Net Asset
		per ounce	Cost	Value	Value
	Ounces	$	$	$	%
Physical gold bullion	1,274,000	1,517.27	1,706,026,428	1,933,002,024	65.3
Physical silver bullion	57,509,964	17.85	993,993,457	1,026,685,129	34.7
Cash				1,252,702	–
Other Net Liabilities				(1,157,126)	–
Total Net Asset Value				2,959,782,729	100.0

This summary of investment portfolio may change due to the ongoing portfolio transactions of the Trust.

Sprott Physical Gold and Silver Trust

Annual financial statements

For the year ended December 31, 2019

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

Sprott Asset Management LP, the “Manager” of the Sprott Physical Gold and Silver Trust (the “Trust”) is responsible for the integrity, consistency, objectivity and reliability of the Financial Statements of the Trust. International Financial Reporting Standards have been applied and management has exercised its judgment and made best estimates where appropriate.

The Manager’s internal controls and supporting procedures maintained provide reasonable assurance that financial records are complete and accurate. These supporting procedures include the oversight of RBC Investor Services, the Trust’s valuation agent.

Management has assessed the effectiveness of the internal controls over financial reporting as at December 31, 2019 using the framework found in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management has concluded the Manager’s internal controls over financial reporting were effective.

KPMG LLP, the independent auditors appointed by the Manager of the Trust, have audited the effectiveness of the Trust’s internal control over financial reporting for the year ended December 31, 2019 in addition to auditing the Trust’s Financial Statements as of the same period. Their reports, which expressed unqualified opinions, can be found on pages 9 to 12 of the Financial Statements. KPMG LLP have full and free access to, and meet periodically with, the Manager of the Trust to discuss their audit and matters arising there from, such as, comments they may have on the fairness of financial reporting and the adequacy of internal controls.

Kevin Hibbert

Director

March 30, 2020

KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre	Telephone: (416) 777-8500
333 Bay Street Suite 4600	Fax: (416) 777-8818
Toronto, ON M5H 2S5	Internet: www.kpmg.ca
Canada

Report of Independent Registered Public Accounting Firm

To Sprott Asset Management LP, the Trustee and the Unitholders of Sprott Physical Gold and Silver Trust

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Sprott Physical Gold and Silver Trust (the Trust) as of December 31, 2019 and 2018, the related statements of comprehensive income (loss), changes in equity, and cash flows for each of the year ended December 31, 2019 and December 31, 2018 and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the year ended December 31, 2019 and December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Trust’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 30, 2020 expressed an unqualified opinion on the effectiveness of the Trust’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the Manager and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with

KPMG International Cooperative ("KPMG International"), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Evaluation of the existence of physical bullion

As discussed in Notes 1, 3 and 6 to the financial statements, the fair value of physical gold and silver bullion held by the Trust was $1,933,002,024 and $1,026,685,129 as at December 31, 2019, respectively. The Trust invests primarily in long-term holdings of unencumbered, fully allocated, physical gold and silver bullion. The Trust owns “Good Delivery Bars” as defined by the London Bullion Market Association (“LBMA”). The physical bullion was held by a third party custodian (the custodian) as at December 31, 2019.

We identified the evaluation of the existence of physical bullion as a critical audit matter. Subjective auditor judgment was required to evaluate the extent and nature of evidence obtained to assess the existence of physical bullion.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Trust’s physical bullion process, including controls related to a) physical bullion trade approvals b) periodic reconciliation of physical bullion performed by Sprott Asset Management LP (the Manager) between the Trust’s and custodian’s records and c) annual physical bullion count.  We tested a sample of physical bullion transactions during the year by inspecting approvals and comparing to underlying documentation. We attended and observed the annual physical count of the Trust’s physical gold and silver bullion performed at the custodian’s locations by the Manager. We performed a physical count for all the physical bullion and an examination of a selection of bullion for Good Delivery Bars as defined by LBMA that included checks such as name of refiner, bullion purity and bar weight. We also obtained the physical bullion count result of the Manager and reconciled it to the Trust’s records. We obtained a direct external confirmation from the custodian of physical bullion existence as at December 31, 2019 and compared the total ounces in the confirmation to those recorded by the Trust.  We also inspected the physical bullion reconciliation performed by the Manager as at December 31, 2019 and compared the total ounces to both the Trust’s and the custodian’s records.

Toronto, Canada

March 30, 2020

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with

KPMG International Cooperative ("KPMG International"), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre	Telephone: (416) 777-8500
333 Bay Street Suite 4600	Fax: (416) 777-8818
Toronto, ON M5H 2S5	Internet: www.kpmg.ca
Canada

Report of Independent Registered Public Accounting Firm

To Sprott Asset Management LP, the Trustee and the Unitholders of Sprott Physical Gold and Silver Trust

Opinion on Internal Control Over Financial Reporting

We have audited Sprott Physical Gold and Silver Trust’s (the Trust) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the statements of financial position of the Trust as of December 31, 2019 and 2018, the related statements of comprehensive income (loss), changes in equity, and cash flows for the year ended December 31, 2019 and December 31, 2018, and the related notes (collectively, the financial statements), and our report dated March 30, 2020 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Responsibility for Financial Information. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with

KPMG International Cooperative ("KPMG International"), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 30, 2020

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with

KPMG International Cooperative ("KPMG International"), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Sprott Physical Gold and Silver Trust

Statements of comprehensive income (loss)

(in U.S. dollars, except unit amounts)

	For the	For the
	year ended	year ended
	December 31, 2019	December 31, 2018
	$	$
Income
Net realized losses on redemptions and sales of gold and silver bullion	(16,397,754)	(39,637,898)
Other capital gains realized	–	151,166
Change in unrealized gains (losses) on bullion	455,535,945	(195,868,677)
Other income	–	10,510
	439,138,191	(235,344,899)
Expenses
Management fees (note 8)	11,015,243	11,608,891
Bullion storage fees	7,284,987	6,356,297
Sales tax	369,712	2,478,354
Legal fees	96,353	388,867
Unitholder reporting costs	217,629	203,452
Listing and regulatory filing fees	339,836	204,868
Administrative fees	186,891	159,369
Audit fees	134,288	123,959
Independent Review Committee fees	11,045	30,528
Custodial fees	11,444	22,179
Trustee fees	3,770	3,822
Income tax	–	16,842
Net foreign exchange (gains) losses	(767)	57,277
	19,670,431	21,654,705

Net income (loss) and comprehensive income (loss)	419,467,760	(256,999,604)
Weighted average number of Units	196,664,619	231,835,309

Increase (decrease) in total equity from operations per Unit	2.13	(1.11)

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold and Silver Trust

Statements of financial position

(in U.S. dollars)

	As at December 31, 2019	As at December 31, 2018
	$	$
Assets
Current assets
Cash	1,252,702	179,724
Gold bullion	1,933,002,024	1,816,233,356
Silver bullion	1,026,685,129	991,819,401
Total assets	2,960,939,855	2,808,232,481

Liabilities
Current liabilities
Accounts payable	1,157,126	1,515,439
Total liabilities	1,157,126	1,515,439

Equity
Unitholders’ capital	2,733,096,689	3,020,725,601
Unit premiums and reserves	62,184	2,447
Retained earnings (deficit)	226,623,856	(214,011,006)
Total equity (note 7)	2,959,782,729	2,806,717,042

Total liabilities and equity	2,960,939,855	2,808,232,481

Total equity per Unit	15.19	13.03

The accompanying notes are an integral part of these financial statements.

On behalf of the Manager, Sprott Asset Management LP,
by its General Partner, Sprott Asset Management GP Inc.:

Kevin Hibbert	John Ciampaglia
Director	Director

Sprott Physical Gold and Silver Trust

Statements of changes in equity

(in U.S. dollars, except unit amounts)

For the year ended December 31, 2019 and the yea ended December 31, 2018

				Unit
	Number of		Retained	Premiums
	Units	Unitholders’	Earnings	and
	Outstanding	Capital	(Deficit)	Reserves	Total Equity
	$	$	$	$	$
Balance as at January 1, 2018	1	10	–	–	10
Units issued on acquisition of CFCL	252,156,002	3,537,320,923	–	–	3,537,320,923
Cost of redemption of Units (note 7)	(36,825,227)	(516,595,332)	42,988,598	2,447	(473,604,287)
Net loss for the year	–	–	(256,999,604)	–	(256,999,604)
Underwriting commissions and issue expenses	–	–	–	–	–
Balance as at December 31, 2018	215,330,776	3,020,725,601	(214,011,006)	2,447	2,806,717,042
Balance as at January 1, 2019	215,330,776	3,020,725,601	(214,011,006)	2,447	2,806,717,042
Proceeds from issuance of Units (note 7)	–	–	–	–	–
Cost of redemption of Units (note 7)	(20,503,476)	(287,628,912)	21,167,102	59,737	(266,402,073)
Net income for the year	–	–	419,467,760	–	419,467,760
Underwriting commissions and issue expenses	–	–	–	–	–
Balance as at December 31, 2019	194,827,300	2,733,096,689	226,623,856	62,184	2,959,782,729

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold and Silver Trust

Statements of cash flows

(in U.S. dollars)

	For the year ended	For the year ended
	December 31, 2019	December 31, 2018
	$	$

Cash flows from operating activities
Net income (loss) for the year	419,467,760	(256,999,604)
Adjustment to reconcile net income (loss) for the year to net cash from operating activities
Realized losses on redemptions and sales of bullion	16,397,754	39,637,898
Change in unrealized (gains) losses on bullion	(455,535,945)	195,868,677
Net changes in operating assets and liabilities
Increase (decrease) in accounts payable	(358,313)	980,858
Net cash used in operating activities	(20,028,744)	(20,512,171)

Cash flows from investing activities
Sales of bullion	23,265,316	14,362,530
Net cash provided by investing activities	23,265,316	14,362,530

Cash flows from financing activities
Payments on redemption of Units (note 7)	(2,163,594)	(902,448)
Net cash used in financing activities	(2,163,594)	(902,448)

Net increase (decrease) in cash during the year	1,072,978	(7,052,089)
Cash at beginning of the year	179,724	10
Cash received on CFCL acquisition	–	7,231,803
Cash at end of the year	1,252,702	179,724

The accompanying notes are an integral part of these financial statements.

Sprott Physical Gold and Silver Trust Notes to financial statements – Trust specific information December 31, 2019

(in U.S. dollars)

Financial Risk Management (note 6)

Investment Objective

The investment objective of the Trust is to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold bullion without the inconvenience that is typical of a direct investment in physical gold bullion. The Trust invests and intends to continue to invest primarily in long-term holdings of unencumbered, fully allocated, physical gold bullion and does not speculate with regard to short-term changes in gold prices. The Trust will only purchase and expects only to own “Good Delivery Bars” as defined by the London Bullion Market Association (“LBMA”), with each bar purchased being verified against the LBMA source.

Significant risks that are relevant to the Trust are discussed here. General information on risks and risk management is described in Note 6 of the Generic Notes.

Fair Value Measurements

The reconciliation of bullion holdings for the year ended December 31, 2019 and 2018 is presented as follows:

	December 31, 2019	December 31, 2018
	$	$
Balance at beginning of year	2,808,052,757	–
Physical bullion acquired from CFCL	–	3,530,623,701
Sales	(23,265,316)	(14,362,530)
Redemptions for physical bullion	(264,238,479)	(472,701,839)
Realized losses on sales and redemptions for physical bullion	(16,397,754)	(39,637,898)
Change in unrealized gains (losses)	455,535,945	(195,868,677)
Balance at end of year	2,959,687,153	2,808,052,757

Realized gains (losses) on physical bullion include both realized gains (losses) on sales of physical bullion, and realized gains (losses) occurring upon unitholder redemptions for physical bullion.

Market Risk

a) Other Price Risk

If the market value of gold increased by 1%, with all other variables held constant, this would have increased total equity and comprehensive income by approximately $29.6 million (December 31, 2018: $28.1 million); conversely, if the value of gold bullion decreased by 1%, this would have decreased total equity and comprehensive income by the same amount.

b) Currency Risk

As at December 31, 2019, approximately $184,000 (December 31, 2018: $1,416,000) of the Trust’s liabilities were denominated in Canadian dollars. As a result, a 1% change in the exchange rate between the Canadian and U.S. Dollars would have no material impact to the Trust.

Concentration Risk

The Trust’s risk is concentrated in physical gold and silver bullion, whose value constitutes 65.3% and 34.7% respectively of total equity as at December 31, 2019 (64.8% and 35.3% respectively as at December 31, 2018).

Sprott Physical Gold and Silver Trust Notes to financial statements – Trust specific information December 31, 2019

Management Fees (note 8)

The Trust pays the Manager a monthly management fee equal to 1/12 of 0.40% of the value of net assets of the Trust (determined in accordance with the Trust’s trust agreement) plus any applicable Canadian taxes, calculated and accrued daily and payable monthly in arrears on the last day of each month.

Also, the Manager has agreed that if the expenses of the Trust, including the management fee, at the end of any month exceed an amount equal to 1/12 of 0.65% of the value of the net assets of the Trust, the management fee payable to the Manager for such month will be reduced by the amount of such excess up to the gross amount of the management fee earned by the Manager from the Trust for such month. Any such reduction in the management fee will not be carried forward or remain payable to the Manager in future months. The Manager did not waive any amounts payable for during the year ended December 31, 2019 and 2018. In calculating the expenses of the Trust for purposes of the expense cap, the following will be excluded: any applicable taxes payable by the Trust or to which the Trust may be subject, and any extraordinary expenses of the Trust.

Tax Loss Carryforwards

As of the taxation year ended December 31, 2019, the Trust had capital losses available for tax purposes of $Nil. (2018: $Nil)

Related Party Disclosures (note 8)

There have been no other transactions between the Trust and its related parties during the reporting period, other than management fees as discussed above.

Acquisition

On January 16, 2018 Sprott successfully completed its previously announced acquisition of the common shares of Central Fund of Canada Limited ("CFCL") and the right to administer and manage CFCL's assets.

The transaction was implemented pursuant to a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Alberta), subject to the satisfaction of customary conditions, including receipt of regulatory, securities commission and stock exchange approvals, Alberta court approval and the approval by the class A and common shareholders of CFCL on November 30, 2017. Under the arrangement, CFCL's class A shareholders are now unitholders of the newly-created Sprott Physical Gold and Silver Trust.

On January 16, 2018 the Trust began trading on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “CEF” and “CEF.U”, respectively. Pursuant to the arrangement described above, CFCL’s Class A shares were exchanged for 252,156,003 units of the Trust on January 16, 2018. Assets transferred were 1,663,144 ounces of gold and 75,224,102 ounces of silver, $7,232,002 in cash and $273,002 of other assets. Total accrued liabilities were $807,573.

Subsequent Events

The changing economic climate as a result of the Coronavirus (COVID‐19) may have an impact on the Trust’s future operating results and financial position. The impact from these changes is undeterminable at the date of this report.

Sprott Physical Buillion Trusts Generic Notes to Financial Statements December 31, 2019

1. Organization of the Trusts

Sprott Physical Gold Trust, Sprott Physical Silver Trust, Sprott Physical Platinum and Palladium Trust and Sprott Physical Gold and Silver Trust (collectively, the “Trusts” and each a “Trust”) are closed-end mutual fund trusts created under the laws of the Province of Ontario, Canada, pursuant to trust agreements. Sprott Asset Management LP (the “Manager”) acts as the manager of the Trusts. RBC Investor Services Trust, a trust company organized under the laws of Canada, acts as the trustee of the Trusts. RBC Investor Services Trust also acts as custodian on behalf of the Trusts for the Trusts’ assets other than physical bullion. The Royal Canadian Mint and CIBC acts as custodian on behalf of the Trusts for the physical bullion owned by the Trusts. The Trusts’ registered office is located at Suite 2600, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada, M5J 2J1.

The Trusts are authorized to issue an unlimited number of redeemable, transferable trust units (the “Units”). All issued Units have no par value, are fully paid for, and are listed and traded on the New York Stock Exchange Arca (the “NYSE Arca”) and the Toronto Stock Exchange (the “TSX”). The date of inception and trading symbols of each of the Trusts is as follows.

Trust	Trust Agreement date	Initial Public Offering date	NYSE Arca and TSX symbols , respectively
Sprott Physical Gold Trust	August 28, 2009, as amended and restated as of December 7, 2009 and as further amended and restated as of February 1, 2010	March 3, 2010	PHYS, PHYS.U
Sprott Physical Silver Trust	June 30, 2010, as amended and restated as of October 1, 2010	October 28, 2010	PSLV, PSLV.U
Sprott Physical Platinum and Palladium Trust	December 23, 2011, as amended and restated as of June 6, 2012	December 19, 2012	SPPP, SPPP.U
Sprott Physical Gold & Silver Trust	October 26, 2017	January 16, 2018	CEF, CEF.U

The financial statements of each of the Trusts are as at and for the year ended December 31, 2019. These financial statements were authorized for issue by the Manager on March 30, 2020.

2. Basis of Preparation

These financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and include estimates and assumptions made by the Manager that may affect the reported amounts of assets, liabilities, income, expenses and the reported amounts of changes in Net Assets during the reporting period. Actual results could differ from those estimates.

The financial statements have been prepared on a going concern basis using the historical cost convention, except for physical bullion and financial assets and financial liabilities held at fair value through profit or loss, which have been measured at fair value.

The financial statements are presented in U.S. dollars and all values are rounded to the nearest dollar unless otherwise indicated.

Sprott Physical Buillion Trusts Generic Notes to Financial Statements December 31, 2019

3. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Trust:

Physical bullion

Investments in physical bullion are measured at fair value determined by reference to published price quotations, with unrealized and realized gains and losses recorded in income based on the International Accounting Standards 40 Investment Property fair value model as IAS 40 is the most relevant standard to apply. Investment transactions in physical bullion are accounted for on the business day following the date the order to buy or sell is executed. Realized and unrealized gains and losses of holdings are calculated on an average cost basis.

Other assets and liabilities

Other assets and liabilities are recognized at fair value upon initial recognition.  Other assets such as due from broker and other receivables are classified as loans and receivables and measured at amortized cost.  Other financial liabilities are measured at amortized cost.

Income taxes

In each taxation year, the Trusts will be subject to income tax on taxable income earned during the year, including net realized taxable capital gains. However, the Trusts intend to distribute their taxable income to unitholders at the end of every fiscal year and therefore the Trusts themselves would not have any income tax liability.

Functional and presentation currency

Each Trust’s functional and presentation currency is the U.S. Dollar. Each Trusts’ performance is evaluated and its liquidity is managed in U.S. Dollars. Therefore, the U.S. Dollar is considered as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

New Standards issued

IFRS 16, Leases (“IFRS 16”): IFRS 16 was issued by IASB in January 2016 and was effective for annual periods beginning on or after January 1, 2019. IFRS 16 establishes principals for the recognition, measurement, presentation and disclosure of leases. The standard introduces a single lessee accounting model that requires, generally speaking, the recognition of most lease assets on the balance sheet as opposed to off-balance sheet in the financial statement notes. The transition to IFRS 16 did not result in any material changes to the Trusts’s financial statements.

All other accounting policies, judgments, and estimates described in the annual audited financial statements have been applied consistently to these financial statements unless otherwise noted.

4. Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to use judgment in applying its accounting policies and to make estimates and assumptions about the future.  The following discusses the most significant accounting judgments and estimates that the Trusts have made in preparing the financial statements:

Estimation uncertainty

For tax purposes, the Trusts generally treat gains from the disposition of bullion as capital gains, rather than income, as the Trusts intend to be long-term passive holders of bullion, and generally dispose of their holdings in bullion only for the purposes of meeting redemptions and to pay expenses. The Canada Revenue Agency has, however, expressed its opinion that gains

Sprott Physical Buillion Trusts Generic Notes to Financial Statements December 31, 2019

(or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for tax purposes as ordinary income rather than as capital gains, although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances.

The Trusts based their assumptions and estimates on parameters available when the financial statements were prepared. However, existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Trusts. Such changes are reflected in the assumptions when they occur.

5. Fair Value Measurements

The Trusts use a three-tier hierarchy as a framework for disclosing fair value based on inputs used to value their investments. The fair value hierarchy has the following levels:

Level 1Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Trusts have the ability to access at the measurement date;

Level 2Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability; and

Level 3Prices, inputs or complex modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Physical bullion is measured at fair value. The fair value measurement of all bullion falls within Level 1 of the hierarchy, and is based on published price quotations. All fair value measurements are recurring. The carrying values of cash, accounts receivable and accounts payable approximate their fair values due to their short-term nature.

6. Financial Risk, Management and Objectives

The Trusts’ objective in managing risk is the creation and protection of unitholder value. Risk is inherent in the Trusts’ activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. The Trusts have investment guidelines that set out their overall business strategies, their tolerance for risk and their general risk management philosophy, as set out in each Trust’s offering documents. The Trusts’ Manager is responsible for identifying and controlling risks. The Trusts are exposed to market risk (which includes price risk, interest rate risk and currency risk), credit risk, liquidity risk and concentration risk arising from the bullion that they hold. Only certain risks of the Trusts are actively managed by the Manager, as the Trusts are passive investment vehicles. Significant risks that are relevant to the Trusts are discussed below. Refer to the Notes to financial statements — Trust specific information of each Trust for specific risk disclosures.

Price risk

Price risk arises from the possibility that changes in the market price of each Trust’s investments, which consist almost entirely of bullion, will result in changes in fair value of such investments.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Trusts do not hedge their exposure to interest rate risk as that risk is minimal.

Currency risk

Currency risk arises from the possibility that changes in the price of foreign currencies will result in changes in carrying value. Each Trust’s assets, substantially all of which consist of an investment in bullion, are priced in U.S. dollars. Some of the

Sprott Physical Buillion Trusts Generic Notes to Financial Statements December 31, 2019

Trusts’ expenses are payable in Canadian dollars. Therefore, the Trusts are exposed to currency risk, as the value of their liabilities denominated in Canadian dollars will fluctuate due to changes in exchange rates. Most of such liabilities, however, are short term in nature and are not significant in relation to the net assets of the Trusts, and, as such, exposure to foreign exchange risk is limited. The Trusts do not enter into currency hedging transactions.

Credit risk

Credit risk arises from the potential that counterparties will fail to satisfy their obligations as they come due. The Trusts primarily incur credit risk when entering into and settling bullion transactions. It is each Trust’s policy to only transact with reputable counterparties. The Manager closely monitors the creditworthiness of the Trusts’ counterparties, such as bullion dealers, by reviewing their financial statements when available, regulatory notices and press releases. The Trusts seek to minimize credit risk relating to unsettled transactions in bullion by only engaging in transactions with bullion dealers with high creditworthiness. The risk of default is considered minimal, as payment for bullion is only made against the receipt of the bullion by the custodian.

Liquidity risk

Liquidity risk is defined as the risk that the Trusts will encounter difficulty in meeting obligations associated with financial liabilities and redemptions. Liquidity risk arises because of the possibility that the Trusts could be required to pay their liabilities earlier than expected. The Trusts are also subject to redemptions for both cash and bullion on a regular basis. The Trusts manage their obligation to redeem units when required to do so and their overall liquidity risk by only allowing for redemptions monthly, which require 15-day advance notice to the Trusts. Each Trust’s liquidity risk is minimal, since it’s primary investment is physical bullion, which trades in a highly liquid market. All of the Trusts’ financial liabilities, including due to brokers, accounts payable and management fees payable have maturities of less than three months.

Concentration risk

Each Trust’s risk is concentrated in the physical bullion of precious metals.

7. Unitholders’ Capital

The Trusts are authorized to issue an unlimited number of redeemable, transferrable Trust Units in one or more classes and series of Units. The Trusts’ capital is represented by the issued, redeemable, transferable Trust Units. Quantitative information about the Trusts’ capital is provided in their statements of changes in equity. Under the trust agreements of each Trust, Units may be redeemed at the option of the unitholder on a monthly basis for physical bullion or cash. Units redeemed for physical bullion will be entitled to a redemption price equal to 100% of the Net Asset Value (“NAV”) of the redeemed Units on the last business day of the month in which the redemption request is processed. A unitholder redeeming Units for physical bullion will be responsible for expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical bullion for Units that are being redeemed and the applicable bullion storage in-and-out fees. Units redeemed for cash will be entitled to a redemption price equal to 95% of the lesser of (i) the volume-weighted average trading price of the Units traded on the NYSE Arca, or, if trading has been suspended on the NYSE Arca, on the TSX for the last five business days of the month in which the redemption request is processed and (ii) the NAV of the redeemed Units as of 4:00 p.m., Eastern Standard time, on the last business day of the month in which the redemption request is processed.

When Units are redeemed and cancelled and the cost of such Units is either above or below their stated or assigned value, the unitholders’ capital is reduced by an amount equal to the stated or assigned value of the Units. The difference between the redemption price and the stated or assigned values of the Units is allocated to the Unit premiums and reserves account (equal

Sprott Physical Buillion Trusts Generic Notes to Financial Statements December 31, 2019

to the 5% reduction to the redemption price for Units redeemed for cash as described above) and the retained earnings account based on the allocated portion attributable to the redemption.

The Trusts’ units are classified as equity on the Statements of Financial Position, since the Trusts’ units meet the criteria in IAS 32, Financial Instruments: Presentation (“IAS 32”) for classification as equity.

Net Asset Value

NAV is defined as a Trust’s net assets (fair value of total assets less fair value of total liabilities, excluding all liabilities represented by outstanding Units, if any) calculated using the value of physical gold bullion based on the end-of-day price provided by a widely recognized pricing service.

Capital management

As a result of the ability to issue, repurchase and resell Units of the Trusts, the capital of the Trusts as represented by the Unitholders’ capital in the statements of financial position can vary depending on the demand for redemptions and subscriptions to the Trusts. The Trusts are not subject to externally imposed capital requirements and have no legal restrictions on the issue, repurchase or resale of redeemable Units beyond those included in their trust agreements. The Trusts may not issue additional Units except (i) if the net proceeds per Unit to be received by the Trusts are not less than 100% of the most recently calculated NAV immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution.

Each Trusts’ objectives for managing capital are:

•	To invest and hold substantially all of the Trust’s assets in physical bullion; and
•	To maintain sufficient liquidity to meet the expenses of each Trust, and to meet redemption requests as they arise.

Refer to “Financial risk, management and objectives” (Note 6) for the policies and procedures applied by the Trusts in managing their capital

8. Related Party Disclosures

The Trusts pay the Manager a monthly management fee, calculated and accrued daily and payable monthly in arrears on the last day of each month. Management fees are unique to each Trust and are subject to applicable taxes.

Sprott Physical Buillion Trusts Generic Notes to Financial Statements December 31, 2019

9. Independent Review Committee (“IRC”)

In accordance with National Instrument 81-107, Independent Review Committee for Investment Funds (“NI 81-107”), the Manager has established an IRC for a number of funds managed by it, including the Trusts. The mandate of the IRC is to consider and provide recommendations to the Manager on conflicts of interest to which the Manager is subject when managing certain funds, including the Trusts. The IRC is composed of three individuals, each of whom is independent of the Manager and all funds managed by the Manager, including the Trusts. Each fund subject to IRC oversight pays a share of the IRC member fees, costs and other fees in connection with operation of the IRC. The IRC reports annually to unitholders of the funds subject to its oversight on its activities, as required by NI 81-107

10. Personnel

The Trusts did not employ any personnel during the period, as their affairs were administered by the personnel of the Manager and/or the Trustee, as applicable.

Corporate Information

Head Office

Sprott Physical Gold and Silver Trust

Royal Bank Plaza, South Tower

200 Bay Street

Suite 2600, PO Box 26

Toronto, Ontario M5J 2J1

Telephone: (416) 203-2310

Toll Free: (877) 403-2310

Email: ir@sprott.com

Auditors

KPMG LLP

Bay Adelaide Centre

333 Bay Street

Suite 4600

Toronto, Ontario M5H 2S5

Legal Counsel

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Ontario M5L 1B9

Skadden, Arps, Slate, Meagher & Flom LLP

222 Bay Street,  Suite 1750

Toronto,  Ontario M5K 1J5